Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

September 2, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Attn: Scott Stringer

Re:	Bio Lab Naturals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-239640

Dear Mr. Stringer,

On behalf of the Issuer, I am responding to comments numbered 5 and 6 of your comment letter dated August 27, 2020, to submit our thoughts and proposed responses about those comments and see if the Commission can accept the position proposed, only as to those comments:

Report of Independent Registered Public Accounting Firm, page F-38

5. We note that the format and components of the audit opinion provided do not appear to conform to the requirements outlined within paragraphs 8 to 10 and 18 of PCAOB Auditing Standard 3101. Please explain why or request a revised audit opinion from your independent registered public accounting firm and revise your filing to include such conforming audit opinion. This comment also applies to the audit opinion of Prime Time Mobile Video Event Screens, LLC for the periods ending October 11, 2019, December 31, 2018, and December 31, 2017 on pages F-49 and F-58.

Response: Please note that our independent registered public accounting firm issued their opinions of Prime Time Live, Inc. as of and for the period September 11, 2019 (Inception) through December 30, 2019 and of Prime Time Mobile Event Screens, LLC as of and for the period January 1, 2019 through October 11, 2019 and as of and for the years ended December 31, 2018 and 2017 in conformity with Topic 4110.5(5) of the SEC Financial Reporting Manual (“FRM”). As stated in the FRM under Topic 4110.5(5), these audits are not required to be “issued by a public accounting firm registered with the PCAOB”. Thus, the audits do not fall under the purview of PCAOB Auditing Standard 3101. These audits satisfied the “non-issuer entity” requirements under Rule 3-05 of S-X Regulations or Rule 8-04 for small reporting companies as the transaction between Prime Time Live, Inc. and Bio Lab Naturals, Inc. effective December 31, 2019 and Prime Time Live, Inc. and Prime Time Mobile Event Screens, LLC effective October 11, 2019 were reported as an acquisition of a business in accordance with ASC 805.

Prime Time Live, Inc.

Financial Statements

Balance Sheet, page F-39

6. Please explain why financial statements of Prime Time Live, Inc. are presented as of December 31, 2019 since the entity, including its assets, were sold as of this date.

Response: Relative to your comment, please see the financial statements of Prime Time Live, Inc. are now presented as of and for the period September 17, 2019 (Inception) through December 30, 2019 (“PTL”) in conformity with Topic 2030.4 of the FRM where there will be no gap between the pre-acquisition audited financial statements of PTL period of December 30, 2019 and the post-acquisition audited financial statements of Bio Lab Naturals, Inc. and subsidiary for the period July 1, 2019 through December 31, 2019.

If these responses are satisfactory, then we will complete the Amendment #2, and file it for further review.

After consideration, could you let me know the Commission position.

Thank you,

/s/ Michael A. Littman

Michael A. Littman